GREEN DRAGON

WOOD PRODUCTS, INC.

Unit 1914, 19th Floor, Miramar Tower

132 Nathan Road

Tsimshatsui

Hong Kong

Tel:   852-2482-5168

Fax:  852-2482-5268

May 8, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Request for Accelerated Effectiveness

File No. 333-147988

Dear Ms. Long:

We herewith file this request for accelerated effectiveness for the above named company, Green Dragon Wood Products, Inc.  By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of May 14, 2008 at 9:00 a.m. This date and time has been selected after consultation with Mr. Dieter King of the S.E.C.

Should you have any questions please do not hesitate to call my attorney, Diane J. Harrison of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

/s/ KWOK LEUNG LEE

Kwok Leung Lee

President